UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

UNITED INDUSTRIAL CORPORATION

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

910671106

(CUSIP Number)

Terrence O’Donnell, Esq.

Textron Inc.

40 Westminster Street

Providence, Rhode Island 02903

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Louis A. Goodman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

1 Beacon Street

Boston, Massachusetts 02108

November 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910671106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Textron Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,839,820

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,839,820

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,839,820 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.4% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)                                  Does not include 1,423,956 shares of common stock of the Company which were tendered by guaranteed delivery in the tender offer made by Marco Acquisition Sub Inc., a wholly-owned subsidiary of Textron Inc., for all outstanding common stock of the company but have not yet been delivered by the holders thereof as required.

(2)                                  Includes 224,500 shares of common stock of the Company which were purchased by Textron Inc. in open market trades that have not yet been delivered by the sellers thereof.

(3)                                  Based on 9,999,436 shares of common stock of the Company outstanding as of November 30, 2007, as represented by the Company.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marco Acquisition Sub Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,839,820

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,839,820

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,839,820 (4)(5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.4% (6)

14.	Type of Reporting Person (See Instructions) CO

(4)           See Footnote (1) to Textron Inc.

(5)           See Footnote (2) to Textron Inc.

(6)           See Footnote (3) to Textron Inc.

This Amendment No. 5 to Schedule 13D (this “Amendment”) supplements, amends and relates to information in the Schedule 13D originally filed with the Securities and Exchange Commission on October 17, 2007 by the persons filing this Amendment  (the “ Original Schedule ”), as such Original Schedule was amended by Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the Commission on November 14, 2007, Amendment No. 2 to Schedule 13D filed with the Commission on November 21, 2007, Amendment No. 3 to Schedule 13D filed with the Commission on November 26, 2007, and Amendment No. 4 to Schedule 13D filed with the Commission on November 29, 2007, each by the persons filing this Amendment. Capitalized terms used in this Amendment, but not otherwise defined, have the meanings ascribed to them in the Original Schedule

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following information:

As of the date hereof, since November 28, 2007, 13,882 shares of Common Stock tendered in the Offer through notices of guaranteed delivery, which had not been delivered as required on November 16, 2007, have been delivered to the Reporting Persons and purchased by Marco.

The following table sets forth all transactions with respect to shares of Common Stock effected by any of the Reporting Persons since their last filing on Schedule 13D, other than the delivery of shares pursuant to notices of guaranteed delivery as described above. Except as otherwise indicated, all transactions were effected in the open market, and the table does not include commissions paid in per share prices.

Name	Date	Shares of Common Stock Purchased	Price per Share
Textron Inc.	11/29/2007	116,200	$81.00

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) Each of the Reporting Persons beneficially owns 8,839,820 shares of Common Stock, representing approximately 88.4% of the outstanding Shares, including 224,500 shares of Common Stock which were purchased by the Reporting Persons in open market trades that have yet to be delivered by the sellers thereof.  This amount does not include 1,423,956 shares of Common Stock which have been tendered to Marco in the Offer through notices of guaranteed delivery but have not been delivered as required.

Each of the Reporting Persons has the power to vote or direct the voting, and to dispose or direct the disposition of all shares of Common Stock beneficially owned.

(c) Except for the transactions described above and the delivery of shares pursuant to notices of guaranteed delivery, neither of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A, has effected any transaction in the shares of Common Stock since November 28, 2007.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 3, 2007

TEXTRON INC.

By:	/s/Arnold M. Friedman
Name: Arnold M. Friedman
Title: Vice President and Deputy General
Counsel

MARCO ACQUISITION SUB INC.

By:	/s/Arnold M. Friedman
Name: Arnold M. Friedman
Title: Vice President

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